

June 26, 2014

Via E-Mail
Mr. Jeffrey M. Kreger
Chief Financial Officer
LHC Group, Inc.
420 West Pinhook Road, Suite A
Lafayette, LA 70503

> **Re:** **LHC Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-33989**

Dear Mr. Kreger:

We have reviewed your response letter, dated May 28, 2014, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

Goodwill and Intangible Assets, page F-10

1.   We note in response to comment two in our letter dated May 14, 2014 that indefinite-lived intangibles are reviewed at the operating level in respect of each health care provider that holds an independent certificate of need or license, and trade names are reviewed for each individual business that owns the asset. We also note that you recorded an impairment charge related to indefinite-lived intangible assets of $500,000 and $650,000 for the years ended December 31, 2013 and 2012, respectively. We do not

yet have an understanding of how indefinite intangible assets for a reporting unit could be impaired when goodwill associated with that same unit was not found to be impaired. Please explain and provide to us the following:

- A breakdown of the impairment for indefinite-lived intangibles recognized by reporting unit for the years ended December 13, 2013 and 2012 and the carrying value of goodwill assigned to each of these units for the respective periods; and

- The basis you used to determine that an impairment of indefinite-lived intangibles for each reporting unit did not trigger a quantitative analysis of the goodwill associated with these units that are at risk and/or result in impairment of the goodwill associated with that unit.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining